Exhibit 99.5

[Janney Montgomery Scott LLC Letterhead]

[DATE]

The Board of Directors

Patriot Bank Corp.

Members of the Board:

Patriot Bank Corp. (“Patriot”) and Susquehanna Bancshares, Inc. (“Susquehanna”) have entered into an Agreement and Plan of Merger (“Merger Agreement”) providing for the merger of Patriot with and into Susquehanna (the “Merger”). The proposed merger consideration is outlined in the Merger Agreement dated December 10, 2003. You have asked our opinion, as of the date hereof, whether the merger consideration pursuant to the Merger Agreement is fair, from a financial point of view, to the shareholders of Patriot.

Pursuant to the Merger Agreement, each outstanding share of Patriot Common Stock will be exchanged, at the election of the holder thereof, for either 1.143 shares of Susquehanna Common Stock, $30.00 in cash, or a combination of Susquehanna Common Stock and cash (“Merger Consideration”). The terms and conditions of the consideration received by Patriot shareholders are described in more detail in the Merger Agreement.

Janney Montgomery Scott LLC, as part of its investment banking business, is engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions. We have acted as financial advisor to Patriot in connection with the Merger and will receive a fee for our services, a portion if which is contingent upon the consummation of the Merger. Patriot has agreed to indemnify us for certain liabilities arising out of rendering this opinion. In addition, in the ordinary course of our business as a broker-dealer, we may, from time to time, have a long or short position in, and buy or sell, debt or equity securities of Patriot or Susquehanna for our own account or for the accounts of our customers.

In rendering our opinion, we have, among other things:

(a) reviewed the historical financial performances, current financial positions and general prospects of Patriot and Susquehanna;

(b) considered the proposed financial terms of the Merger and have examined the projected consequences of the Merger with respect to, among other things, market value, earnings and tangible book value per share of Susquehanna Common Stock;

(c) to the extent deemed relevant, analyzed selected public information of certain other banks and bank holding companies and compared Patriot and Susquehanna from a financial point of view to these other banks and bank holding companies;

(d) reviewed the historical market price ranges and trading activity performance of Common Stock of Patriot and Susquehanna;

(e) reviewed publicly - available information such as annual reports, SEC filings and research reports;

(f) compared the terms of the Merger with the terms of certain other comparable transactions to the extent information concerning such acquisitions was publicly available;

(g) discussed with certain members of senior management of Patriot and Susquehanna the strategic aspects of the Merger, including estimated cost savings from the Merger, and other matters relevant to the future performance of the combined entity;

(h) reviewed the Merger Agreement; and

(i) performed such other analyses and examinations as we deemed necessary.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Patriot or Susquehanna or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of Patriot and Susquehanna that they are not aware of any facts or circumstances, not within our actual knowledge, that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken any independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Patriot or Susquehanna or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make any independent evaluation of the adequacy of the allowance for loan losses of Patriot or Susquehanna or any of their subsidiaries nor have we reviewed any individual credit files and have assumed that their respective allowance for loan losses are adequate to cover such losses. With respect to the financial projections, Patriot’s and Susquehanna’s management have confirmed that they reflect the best currently available estimates and judgements of such management of the future financial performance of Patriot and Susquehanna respectively, and we have assumed that such performance will be achieved. We express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no change in Patriot’s or Susquehanna’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Patriot and Susquehanna will remain as going concerns for all periods relevant to our analysis, that all of the representations and warranties contained in the Merger Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent to the Merger Agreement are not waived.

Our conclusion is rendered on the basis of market, economic and other conditions prevailing as of the date hereof and on the conditions and prospects, financial and otherwise, of Patriot and Susquehanna as they exist and are known to us on the date hereof. Furthermore, this opinion does not represent our opinion as to what the value of Susquehanna necessarily will be when the Susquehanna Common Stock is issued to Patriot shareholders upon consummation of the Merger. In addition, we express no recommendation as to how the shareholders of Patriot should vote at the shareholders meeting held in connection with the Merger.

On the basis of and subject to the foregoing, we are of the opinion that as of the date hereof, the Merger Consideration pursuant to the Merger Agreement is fair, from a financial point of view, to the shareholders of Patriot.

Very truly yours,

JANNEY MONTGOMERY SCOTT LLC